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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 _____________
                                    FORM 11-K
                                ______________


/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934 (No Fee Required)


For the Fiscal Year Ended December 31, 1999

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                         to

Commission file number 333-

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Cox Communications, Inc.
                        1997 Employee Stock Purchase Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319

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
ITEMS 1 AND 2

FINANCIAL STATEMENTS


                                                                 Page Number
                                                              In This Report
                                                              --------------

    Independent Auditors' Report                                       4

    Statements of Net Assets Available for Benefits
       December 31, 1999 and 1998                                      5

    Statements of Changes in Net Assets for the
       Years Ended December 31, 1999 and 1998                          6

    Notes to Financial Statements                                      7


EXHIBIT

    Consent of Deloitte & Touche LLP                                   9




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


                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.



                                              COX COMMUNICATIONS, INC.
                                              1997 EMPLOYEE STOCK PURCHASE PLAN


                                              By:  /s/ Andrew A. Merdek
                                              -------------------------
                                              Andrew A. Merdek
                                              COX COMMUNICATIONS, INC.
                                              Corporate Secretary


Dated:  March 27, 2000



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


INDEPENDENT AUDITORS' REPORT



Sponsor and Participants
Cox Communications, Inc.
1997 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 29, 2000




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
COX COMMUNICATIONS, INC.
1997 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

                                             1999           1998

ASSET:

Receivable from Plan Sponsor                 $10,906,760    $5,902,025

LIABILITY:

Distribution due to Plan participants        (10,906,760)   (5,902,025)
                                             -----------    ----------

  Net assets available for benefits          $    --        $    --
                                             =============  ===========

See notes to financial statements.









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
COX COMMUNICATIONS, INC.
1997 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND 1998

                                                 1999             1998

ADDITION TO NET ASSETS ATTRIBUTED TO -
  Employee Contributions                         $5,706,695       6,240,586

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals from Plan                            (701,960)       (338,561)
  Distributions due to active Plan participants  (5,004,735)     (5,902,025)
                                                 -----------     -----------

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS           --              --

NET ASSETS AVAILABLE FOR BENEFITS:                    --              --
  Beginning of period                            -----------     -----------

  End of period                                  $    --         $    --
                                                 ===========     ===========

See notes to financial statements.



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
COX COMMUNICATIONS, INC.
1997 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

--------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    The Cox Communications, Inc. 1997 Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

    On March 18, 1999, the Cox Communications, Inc. Board of Directors approved a two-for-one stock split that was effected on May 21, 1999 with respect to stockholders of record on May 14, 1999. All share and per share information in the notes to financial statements herein have been restated to give effect to this stock split.

    General - The Plan was adopted by Cox Communications, Inc. (the "Plan Sponsor") during 1997 to allow eligible employees to purchase Plan Sponsor stock (up to 2,500,000 shares in the aggregate) at a discounted price. Eligible employees are employees who had worked 20 hours or more per week with at least six months of service as of October 31,1997. The purchase price was determined as 85% of the average price of the Plan Sponsor stock on October 31, 1997, which equaled $13.04. Employees subscribed to a total of 1,116,002 shares, which were converted to a dollar equivalent and are being withheld from employees' paychecks from January 1, 1998 to January
    31, 2000. Unless an employee has previously withdrawn from the Plan, shares will be purchased on January 31, 2000 based on contributions to date. Employee payroll deductions under the Plan are included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

    Contributions - Contributions to the Plan are made by the participants based on the amount of participant elections. Contributions to the Plan are commingled with the general assets of the Plan Sponsor. Participants' contributions are limited to $12,500 during the purchase period from January 1, 1998 to January 31, 2000. Contributions are made primarily through automatic payroll deductions.

    Distributions - Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

    Administrative Expenses - The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

    Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks.

    The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at January 31, 2000.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals.

3.  INCOME TAXES

    It is intended that the right to purchase shares of common stock under the Plan shall constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

    An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.

4.  SUBSEQUENT EVENT

    On January 31, 2000, the 1997 Employee Stock Purchase Plan was completed and 883,269 shares were issued to employees.


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